FRIEDMAN, LUZZATTO & CO.
Statement of Financial Condition
December 31, 2015

ASSETS	
Cash	19,991
Prepaid expenses	292
Clearing deposit	60,209
TOTAL ASSETS	$ 80,492
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 2,771
Payable to clearing broker-dealer	1,089
Deferred rent payable	9,343
TOTAL LIABILITIES	13,203
Stockholders' Equity	
Preferred stock, Series A	10
Preferred stock, Series B	2
Common stock	1,000
Additional paid-in capital	665,758
Accumulated deficit	(599,481)
TOTAL STOCKHOLDERS' EQUITY	67,289
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 80,492

See notes to financial statements.